DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

1,003,550

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

1,003,550
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,003,550

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

13.82%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


The following constitutes Amendment No. 2 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on
September 1, 2006. This Amendment No. 2 amends the Schedule 13D as specifically set forth.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the NCSR filed on 1/4/07 there were 7,257,093 shares of MAF outstanding as of 10/31/06. The percentage set forth in item 5 was derived using such number.

Bulldog Investors General Partnership and other accounts managed by Mr. Goldstein beneficially own an aggregate of 1,003,550 shares of MAF or 13.82% of the outstanding shares.


Power to dispose of and vote securities resides either with Mr.
Goldstein or with clients.


  c) During the past 60 days the following shares of MAF were purchased unless previously reported (there were no sales):


	Date		Shares	Price
	11/20/2006	3,600	13.15
	11/30/2006	15,000	13.2521
	12/15/2006	4,200	13.34
	12/19/2006	1,500	13.31
	12/20/2006	10,000	13.32
	12/20/2006	9,200	13.32
	12/22/2006	8,000	13.33
	12/27/2006	10,000	13.33
	1/3/2007	300	13.33
	1/11/2007	5,000	13.36
	1/11/2007	10,000	13.36
	1/11/2007	15,000	13.36
	1/12/2007	2,000	13.3175
	1/12/2007	36,000	13.3175
	1/12/2007	2,000	13.3175
	1/12/2007	6,500	13.32
	1/12/2007	5000	13.34



  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/17/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP